Exhibit 99.1

Oncolytics Biotech® Inc. Announces Entry Into $20 Million "At-The-Market" Equity Distribution Agreement with Canaccord Genuity Inc.

CALGARY, Oct. 24, 2014 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics" or the "Company") (TSX:ONC; NASDAQ:ONCY) announced today that it has entered into an "at-the-market" (ATM) equity distribution agreement with Canaccord Genuity Inc. acting as sole agent. Under the terms of the distribution agreement, the Company may, from time to time, sell shares of its common stock having an aggregate offering value of up to $20 million through Canaccord Genuity Inc.  The Company will determine, at its sole discretion, the timing and number of shares to be sold under this ATM facility.

"Entering into this agreement further improves our financial flexibility by providing us with another option when accessing capital," said Dr. Brad Thompson, President and CEO of Oncolytics.

A shelf registration statement (SEC File No. 333-197633) relating to these securities was declared effective by the Securities and Exchange Commission on August 4, 2014. The securities may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. When available, copies of the prospectus supplement and accompanying base prospectus related to the ATM offering may be obtained from the Securities and Exchange Commission's website at http://www.sec.gov or by contacting Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts  02110, by telephone at 617-371-3900 or by email at USecm@canaccordgenuity.com.

This press release does not constitute an offer to sell or the solicitation of offers to buy any securities of the Company, and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Oncolytics Biotech® Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as the proposed offering of common shares and the intended use of proceeds and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the market conditions of the offering and risks related to the Company's business which may result in the intended use of proceeds changing. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information:

TMX Equicom
Nick Hurst
300 5th Ave. SW, 10th Floor
Calgary, Alberta  T2P 3C4
Tel: 403.218.2835
Fax: 403.218.2830
nhurst@tmxequicom.com

TMX Equicom
Michael Moore
San Diego, CA
Tel: 858.886.7813
mmoore@tmxequicom.com

Dian Griesel, Inc.
Susan Forman
335 West 38th Street, 3rd Floor
New York, NY  10018
Tel:  212.825.3210
Fax:  212.825.3229
sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 17:12e 24-OCT-14